

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2018

Sean Hehir
Chief Executive Officer
Trinity Merger Corp.
55 Merchant Street, Suite 1500
Honolulu, HI 9813

      Re: Trinity Merger Corp.
          Draft Registration Statement on Form S-1
          Submitted February 16, 2018
          CIK 0001731536

Dear Mr. Hehir:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted February 16, 2018

Preliminary Prospectus , page i

1.   Prominently disclose the dilution to shareholders that would occur from an Affiliated Joint Acquisition with the specified issuance where you discuss Class B common stock. Include, the risk of dilution to shareholders if you issue shares under an employee incentive plan after completion of your initial business combination and the risk of preferred shares, which could be issued in either situations of the Affiliated Joint Acquisition or the employee incentive plan, in subordinating the rights of the common stockholders.

Summary

Our Company, page 2

2.   Please revise your Summary section to include more prominent disclosure cautioning potential investors against relying on assertions about Mr. Hehir's and Mr. Neibart's past performance. We note your risk factor on page 43.

3.   It appears certain of your directors, officers, and sponsors have been involved with other special purpose acquisition companies (SPACs), namely Mr. Neibart. Disclose here or where you deem appropriate the names of any other SPACs your management has been involved in and discuss briefly any acquisitions made by those SPACs, the current trading markets of the applicable post-business combination entities, and the benefits received by the control persons from their respective association with those entities.

Business Combination Criteria, page 3

4.   Please expand your disclosure here and on page 75 to discuss what criteria you may evaluate when considering a real estate business combination.

Our Initial Business Combination Process, page 5

5.   You describe here certain conflicts of interests Trinity Investments and members of your management may have with respect to business opportunities. Please include a cross-reference here to your more detailed discussion on page 105.

Risk Factors

If we acquire an operating company or business with a real estate component (such as a business within the hospitality, lodging, gaming..., page 42

6.   We note that you expect to focus on acquiring a business combination target with a real estate component. We also note that Trinity Investments holds a real estate portfolio that consists of multiple properties in Hawaii and other international locations. Consider expanding your risk factors and other disclosures to discuss specific laws and regulations in any state or location where you expect to focus your search.

Management

Conflicts of Interest, page 103

7.   Please specifically address the other blank check offerings that management or Trinity Investments is currently involved in. If any such other offerings exist, discuss the risk of conflicts and competition between these entities and you.

Principal Shareholders, page 107

8.   Please revise your beneficial ownership table to include ownership information for all of your directors and executive officers as a group. Refer to Item 403 of Regulation S-K.

General

9.   We note your disclosure regarding the issuance of preferred stock to complete a business combination on page 45. Prominently disclose the circumstances under which you would proceed with such issuance and the likely subordination of rights of common stock holders.

10. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

You may contact Joseph Cascarano, Staff Accountant, at 202-551-3376 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at 202-551-7237 or Celeste Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

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